# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

May 21, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 16, 2025, The Nasdaq Stock Market (the "Exchange") received from Volatility Shares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares of Beneficial Interest,

no par value per share

of

XRP ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*[signature]*